                                  SCHEDULE 13G
                                 (Rule 13d-102)

         Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                              Cyanotech Corporation
                    ----------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.005 per share
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   232437-10-3
                    ----------------------------------------
                                 (CUSIP Number)

                                 August 22, 2003
                    ---------------------------------------
             (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            |_| Rule 13d-1(b)

            |X| Rule 13d-1(c)

            |_| Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 232437-10-3                 13G
--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Michael A. Davis ("Davis" or the "Reporting Person"), individually, and on behalf of the Michael Arlen Davis Charitable Lead Annuity Trust (the "Charitable Trust") as Co-Trustee and non-charitable beneficiary.
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
         -----------------------------------------------------------------------
         NUMBER OF         5     SOLE VOTING POWER
         SHARES
         BENEFICIALLY            315,000 shares.
         OWNED BY          -----------------------------------------------------
         EACH              6     SHARED VOTING POWER
         REPORTING
         PERSON                  3,151,076 shares. The 3,151,076 shares include:
         WITH                    125,000 shares held by the Reporting Person's
                                 spouse, Janet J. Johnstone ("Johnstone");
                                 700,000 shares held by the Skywords Family
                                 Foundation, a charitable foundation of which
                                 the Reporting person and Johnstone serve as two
                                 of the three directors (the "Foundation");
                                 400,000 shares held by trusts for the benefit
                                 of the Reporting Person's minor children for
                                 which the Reporting Person is Co-Trustee (the
                                 "Children's Trusts"); 1,923,076 shares held by
                                 the Charitable Trust; and 3,000 shares issuable
                                 upon the exercise of stock options held by the
                                 Michael Davis 1993 Family Trust, a trust for
                                 the benefit of Davis, Johnstone, and Davis's
                                 descendants, of which Davis and Johnstone are
                                 Co-Trustees (the "Family Trust").
                           -----------------------------------------------------
                           7     SOLE DISPOSITIVE POWER

                                 315,000 shares.
                           -----------------------------------------------------
                           8     SHARED DISPOSITIVE POWER

                                 3,151,076 shares. The 3,151,076 shares include:
                                 125,000 shares held by Johnstone; 700,000
                                 shares held by the Foundation; 400,000 shares held by the Children's Trusts; 1,923,076 shares held by the Charitable Trust; and 3,000 shares issuable upon the exercise of stock options held by the Family Trust.
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,466,076 shares. The 3,466,076 shares include 3,000 shares issuable upon the exercise of stock options.
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [_]
         N/A
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         17.1%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

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CUSIP No. 232437-10-3                 13G
--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Janet Jyll Johnstone ("Johnstone")
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
         -----------------------------------------------------------------------
         NUMBER OF         5     SOLE VOTING POWER
         SHARES
         BENEFICIALLY            125,000 shares.
         OWNED BY          -----------------------------------------------------
         EACH              6     SHARED VOTING POWER
         REPORTING
         PERSON                  1,018,000 shares. The 1,018,000 shares include:
         WITH                    315,000 shares held by Davis, 3,000 shares
                                 issuable upon the exercise of stock options
                                 held by the Family Trust, and 700,000 shares
                                 held by the Foundation.
                           -----------------------------------------------------
                           7     SOLE DISPOSITIVE POWER

                                 125,000 shares.

                           -----------------------------------------------------
                           8     SHARED DISPOSITIVE POWER

                                 1,018,000 shares. The 1,018,000 shares include:
                                 315,000 shares held by Davis, 3,000 shares
                                 issuable upon the exercise of stock options
                                 held by the Family Trust, and 700,000 shares
                                 held by the Foundation.
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,143,000 shares.
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [_]
         N/A
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.6%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

Item 1.

      (a)   Name of Issuer:

            Cyanotech Corporation

      (b)   Address of Issuer's Principal Executive Offices:

            73-4460 Queen Kaahumanu Highway #102
            Kailua-Kona, Hawaii 96740

Item 2.

      (a)   Name of Person(s) Filing:

            This statement is filed jointly by Michael A. Davis ("Davis" or the "Reporting Person") individually, and as the Co-Trustee and noncharitable beneficiary of the Michael Arlen Davis Charitable Lead Annuity Trust (the "Charitable Trust"), and Davis' spouse, Janet J. Johnstone ("Johnstone")

      (b)   Address of Principal Business Office or, if none, Residence:

            1621 Juanita Lane
            Tiburon, California 94920

      (c)   Citizenship:

            U.S.A.

      (d)   Title of Class of Securities:

            Common Stock

      (e)   CUSIP Number:

            232437-10-3

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

            N.A.

Item 4. Ownership

      (a) Davis: Amount beneficially owned: 3,466,076 shares. The 3,463,076 shares include 3,000 shares issuable upon the exercise of stock options held by the Family Trust.

            Johnstone: Amount beneficially owned: 1,143,000 shares. The 1,143,000 shares include 3,000 shares issuable upon the exercise of stock options held by the Family Trust.

      (b)   Davis: Percent of class: 17.1%

            Johnstone: Percent of class: 5.6%

      (c)   Number of shares as to which Davis has:

            (i) Sole power to vote or to direct the vote: 315,000 shares.

            (ii) Shared power to vote or direct the vote: 3,151,076 shares. The 3,151,076 shares include: 125,000 shares held by Johnstone; 700,000 shares held by the Foundation; 400,000 shares held by the Children's Trusts; 1,923,076 shares held by the Charitable Trust; and 3,000 shares issuable upon the exercise of stock options held by the Family Trust.

            (iii) Sole power to dispose of or to direct the disposition of:
            315,000 shares.

            (iv) Shared power to dispose of or to direct the disposition of:
            3,151,076 shares. The 3,151,076 shares include: 125,000 shares held by Johnstone; 700,000 shares held by the Foundation; 400,000 shares held by the Children's Trusts; 1,923,076 shares held by the Charitable Trust; and 3,000 shares issuable upon the exercise of stock options held by the Family Trust.

            Number of shares as to which Johnstone has:

            (i)   Sole power to vote or to direct the vote: 125,000 shares.

            (ii) Shared power to vote or direct the vote: 1,143,000 shares. The 1,143,000 shares include: 315,000 shares held by Davis, 3,000 shares issuable upon the exercise of stock options held by the Family Trust, and 700,000 shares held by the Foundation.

            (iii) Sole power to dispose of or to direct the disposition of:
                  125,000 shares.

            (iv)  Shared power to dispose of or to direct the disposition of:
                  1,143,000 shares. The 1,143,000 shares include: 315,000 shares held by Davis, 3,000 shares issuable upon the exercise of stock options held by the Family Trust, and 700,000 shares held by the Foundation.

Item 5. Ownership of Five Percent or Less of a Class

            N.A.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

            Northern Trust Bank of California N.A. is Co-Trustee of the Children's Trusts and the Charitable Trust, which collectively hold 2,323,076 shares, or 11.5% of the class of stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            N.A.

Item 8. Identification and Classification of Members of the Group

            N.A.

Item 9. Notice of Dissolution of Group

            N.A.

Item 10. Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 29, 2004


                                             /s/ Michael A. Davis
                                             -----------------------------------
                                                     Michael A. Davis

                                             /s/ Janet J. Johnstone
                                             -----------------------------------
                                                     Janet J. Johnstone


  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


                                  EXHIBIT INDEX

1. Agreement of Joint Filing